Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a letter to stockholders of Northern States Financial Corporation in connection with the proposed merger between First Midwest Bancorp, Inc. and Northern States Financial Corporation.

June 11, 2018

Dear Fellow Stockholder:

I am pleased to inform you about some great news for our company. A press release was issued last Thursday announcing that we have entered into a definitive agreement to merge Northern States Financial Corporation (“Northern States”) with First Midwest Bancorp, Inc. (“First Midwest”). In addition, NorStates Bank will merge with First Midwest Bank. A copy of the press release is attached.

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of each company, the stockholders of Northern States will receive consideration consisting of First Midwest common stock. The number of shares of First Midwest common stock you will receive for each share of your Northern States common stock will be based on a fixed exchange ratio determined by reference to the 20-day volume weighted average stock price of First Midwest on the fifth trading day prior to closing. Based on the 20-day volume weighted average stock price of First Midwest of $26.04 on June 6, 2018, you would receive 0.0369 shares of First Midwest common stock for each share of your Northern States common stock. The exchange ratio is subject to adjustment as set forth in the merger agreement. The final value you receive upon closing of the merger will fluctuate depending on any changes to First Midwest’s stock price.

A complete description of the transaction, including additional details regarding the calculation of the merger consideration, will be provided in proxy materials that will be sent to you in a few months. A special meeting of Northern States stockholders will be held following the delivery of the proxy materials where we will seek your approval of the transaction.

You should know that First Midwest is a high quality, well-managed and financially sound company. We share similar philosophies, including an unparalleled commitment to relationship banking, serving as a trusted financial advisor to our customers and helping our communities thrive. First Midwest has been providing banking services for over 75 years and has long-standing, deep roots not only in Waukegan and Lake County but also in the greater Chicagoland area.

Importantly, for you as a stockholder, you will have the advantage of receiving First Midwest’s stock, which has traded on Nasdaq for 35 years under the symbol FMBI. As such, it provides you with the liquidity of a publicly traded stock and one that has paid a dividend every quarter since it was founded – First Midwest’s quarterly cash dividend currently stands at $0.11 per share. This is truly an exciting time for Northern States as we partner with First Midwest.

Please free feel to contact me with any questions you may have regarding this partnership and, as always, thank you for your continued support.

Sincerely,

/s/ ALLAN J. JACOBS
Allan J. Jacobs
Chairman of the Board

Forward-Looking Statements
Certain statements made herein may constitute “forward-looking statements.” Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10-K for the year ended December 31, 2017, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Northern States, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a proxy statement of Northern States, which also will constitute a prospectus of First Midwest, that will be sent to Northern States’ stockholders. Investors and stockholders are advised to read the registration statement and proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Northern States and the proposed transaction. When filed, this document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Northern States upon written request to Northern States Financial Corporation, Attn: Scott Yelvington, President and Chief Executive Officer, 1601 North Lewis Avenue, Waukegan, Illinois 60085 or by calling (847) 775-8200.
Participants in this Transaction
First Midwest, Northern States and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Northern States’ stockholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 11, 2018 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 28, 2018. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.